1510 Cotner Avenue

Los Angeles, California 90025

May 19, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and

Services

100 F Street, NE

Washington, DC 20549

Attention: Jane Park

Re:	RadNet, Inc.
Registration Statement on Form S-4 Filed May 6, 2025 File No. 333-287005

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RadNet, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-4 be accelerated so that it becomes effective at 5:00 p.m., Eastern Time, on May, 21, 2025, or as soon thereafter as practicable. The Company hereby authorizes Jonathan Schulman of Perkins Coie LLP, counsel to the Company, to modify or withdraw this request for acceleration by oral or written communication.

Please call Mr. Schulman at (303) 291-2309 or JSchulman@perkinscoie.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Respectfully submitted,

RADNET, INC.

By:	/s/ Howard Berger, M.D.
	Name:	Howard Berger, M.D.
	Title:	Chief Executive Officer

cc: Jonathan Schulman, Perkins Coie LLP